SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PDS GAMING CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

69329T 10 5

(CUSIP Number)

Johan P. Finley

PDS Gaming Corporation

6170 McLeod Dr.
Las Vegas, NV 89120

(702) 736-0700

with copies to:

Brian A. Sullivan, Esq.

Bryan Cave LLP

120 Broadway, Suite 300

Santa Monica, CA 90401

(310) 576-2100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69329T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Johan P. Finley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 969,586 shares

	8.	Shared Voting Power 11,200 shares

	9.	Sole Dispositive Power 969,586 shares

	10.	Shared Dispositive Power 11,200 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 980,786 shares (includes 11,200 shares held as co-trustee for minor child also claimed by spouse as co-trustee)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

(Excludes 390,177 shares beneficially owned by spouse with sole voting power for which beneficial interest is disclaimed)

13.	Percent of Class Represented by Amount in Row (11) 25.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69329T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lona M. B. Finley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 390,177 shares

	8.	Shared Voting Power 11,200 shares

	9.	Sole Dispositive Power 390,177 shares

	10.	Shared Dispositive Power 11,200 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 401,377 (includes 11,200 shares held as co-trustee for minor child also claimed by spouse as co-trustee)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

(Excludes 969,586 shares beneficially owned by spouse with sole voting power for which beneficial interest is disclaimed)

13.	Percent of Class Represented by Amount in Row (11) 10.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 69329T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter D. Cleary

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 127,358 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 127,358 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 127,358 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.01 (“Common Stock”), of PDS Gaming Corporation, a Minnesota corporation (the “Company”).  The address of its principal executive offices is 6170 McLeod Dr., Las Vegas, Nevada 89120.

Item 2.	Identity and Background

(a)-(c)  This Schedule 13D is being filed jointly by Johan P. Finley, Peter D. Cleary, and Lona M. B. Finley.  All of the filers of this Schedule 13D are collectively referred to herein as the “Group.”  The Joint Filing Agreement of the members of the Group is attached as Exhibit 1 hereto.  The Group, acting as a group, may be deemed to have acquired “beneficial ownership” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, of the shares of Common Stock reported in this Schedule 13D, because, in virtue of the making of the Proposal (as defined in Item 4 infra), they may be deemed to have formed a “group” within the meaning of Section 13(d) of the Act for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.

The business address of Johan P. Finley is 6170 McLeod Dr., Las Vegas, Nevada 89120. Mr. Finley is the founder of the Company and is its Chief Executive Officer and Chairman of its Board of Directors.

The business address of Peter D. Cleary is 6170 McLeod Dr., Las Vegas, Nevada 89120. Mr. Cleary is the President and Chief Operating Officer of the Company, and a member of its Board of Directors.

The business address of Lona M. B. Finley is 6170 McLeod Dr., Las Vegas, Nevada 89120.  Ms. Finley is the Secretary, Chief Administrative Officer and Executive Vice President of the Company, and a member of its Board of Directors.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) All of the individuals who are members of the Group are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

In order to effectuate the proposed Going Private Transaction (as defined in Item 4 infra) in accordance with the terms of the Letter of Intent (as defined in Item 4 infra), the members of the Group would pay for each outstanding share of the Common Stock not owned by them (i) cash in the amount of $1.25 on the date of the closing of the Merger (as defined in Item 4 infra) (the “Closing Payment”), and (ii) $0.50 in cash on each of the first, second and third anniversaries of such date (the “Post-Closing Payments”).  The amount of the Closing Payment would be approximately $3,500,000, which the Group anticipates would be funded from the proceeds of the future issuance of securities by the Acquisition Vehicle (as defined in Item 4 infra).  The aggregate amount of the Post-Closing Payments would be approximately $3,900,000, which the Group anticipates would be funded from cash generated by the operations of the Company’s business after the closing of the Merger (the “Closing”).

Item 4.	Purpose of Transaction

Pursuant to a Letter of Intent, dated as of February 23, 2003, between the members of the Group, on the one hand, and the Company, on the other hand (the “Letter of Intent”), the Group has proposed (the “Proposal”) to acquire each of the outstanding shares of the Company’s capital stock not owned by the members of the Group in exchange for (i) cash in the amount of $1.25 and (ii) a deferred payment right consisting of the right to receive an aggregate of $1.50 in three equal installments payable on the first, second and third anniversaries of the Closing (the “Going Private Transaction”).  Pursuant to the terms of the Letter of Intent, the acquisition would be effected by means of the merger of a company specially formed for the purpose by the members of the Group (the “Acquisition Vehicle”), or a wholly-owned subsidiary thereof, with the Company (the “Merger”).  Upon consummation of the Merger, the Members of the Group would own, directly or indirectly, all of the outstanding shares of the capital stock of the Company.  The Company thereupon would cease to be authorized to be quoted on the NASDAQ SmallCap Market, and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.  The members of the Group intend, notwithstanding, upon consummation of the Merger, to voluntarily maintain the Company’s registration under Section 12(g) of the Act until July 1, 2004.  Other than as described above, the members of the Group have no current plans or proposals in place which would result in any of the consequences enumerated in paragraphs (a) – (j) of Item 4 of Schedule 13D, but reserve the right, at any time and from time to time, to review or reconsider their positions and to formulate other or additional plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,799,978, reported as the number of outstanding shares thereof as of October 28, 2002, on the Company’s Form 10-Q filed on November 12, 2002.

(1)		Johan P. Finley

	(a)	Aggregate number of shares beneficially owned: 980,786*
Percentage: 25.3%

*56,250 of which are represented by currently exercisable options (or options exercisable within 60 days of the date hereof) to acquire such shares

	(b)	1.	Sole power to vote or to direct vote: 969,586
		2.	Shared power to vote or to direct vote: 11,200
		3.	Sole power to dispose or to direct the disposition: 969,586
		4.	Shared power to dispose or to direct disposition: 11,200

	(c)	Mr. Finley made the following purchases of Common Stock in the last 60 days:

None

	(d)-(e)		Not applicable.

(2)			Lona M. B. Finley

	(a)		Aggregate number of shares beneficially owned: 401,377*
Percentage: 10.2%

*128,591 of which are represented by currently exercisable options (or options exercisable within 60 days of the date hereof) to acquire such shares

	(b)	1.	Sole power to vote or to direct vote: 390,177
		2.	Shared power to vote or to direct vote: 11,200
		3.	Sole power to dispose or to direct the disposition: 390,177
		4.	Shared power to dispose or to direct disposition: 11,200

	(c)	Ms. Finley made the following purchases of Common Stock in the last 60 days:

None

	(d)-(e)		Not applicable.

(3)		Peter D. Cleary

	(a)	Aggregate number of shares beneficially owned: 127,358*
Percentage: 3.3%

*113,000 of which are represented by currently exercisable options (or options exercisable within 60 days of the date hereof) to acquire such shares

	(b)	1.	Sole power to vote or to direct vote: 127,358
		2.	Shared power to vote or to direct vote: 0
		3.	Sole power to dispose or to direct the disposition: 127,358
		4.	Shared power to dispose or to direct disposition: 0

	(c)	Mr. Cleary made the following purchases of Common Stock in the last 60 days:

None

	(d)-(e)		Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement filed as Exhibit 1 to this filing and the Letter of Intent filed as Exhibit 2 to this filing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

No.	Description

1	Joint Filing Agreement

2	Letter of Intent

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2003
/s/ Johan P. Finley
Johan P. Finley

/s/ Peter D. Cleary
Peter D. Cleary

/s/ Lona M. B. Finley
Lona M. B. Finley